SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

09046850

27 August 2009

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SEC Mail Processing Section
AUG 28 2009
Washington, DC
121

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose copies of our Company's announcements, all dated 26 August 2009, which we released to The Stock Exchange of Hong Kong Limited on 26 August 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Vannay Lau
Assistant Company Secretary

Encl

E:\sl\SA\Overseas Regulatory Ann\SHMB\2009 2Q result\ltr.doc1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotels (Malaysia) Berhad ("SHMB") is a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited. SHMB released to Bursa Malaysia an announcement (the "Announcement") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao

Non-Executive Directors
Mr. Ho Kian Guan
Mr. Kuok Khoon Loong, Edward
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 26 August 2009

* *For identification purpose only*

Change in Boardroom
Reference No **SH-090826-56209**

Company Name	: **SHANGRI-LA HOTELS (MALAYSIA) BERHAD**
Stock Name	: SHANG
Date Announced	: 26/08/2009

Date of change	: 26/08/2009
Type of change	: Resignation
Designation	: Non-Executive Director
Directorate	: Non Independent & Non Executive
Name	: RICHARD ANTHONY JOHNSON
Age	: 45
Nationality	: BRITISH
Qualifications	: He holds a Master of Arts in Jurisprudence from Oxford University, a Master of Science in Property Investment from City University, London and is a Chartered Surveyor.
Working experience and occupation	: He is currently the Chief Executive Officer of Standard Chartered-Istithmar Asia Real Estate Opportunity Fund. He has over 20 years of experience in real estate investment, development and financing in many of the world's major markets. Previously, he was an International Director of Jones Lang LaSalle based in China, Singapore and London, as well as a Partner of St Quintin in London. He was also the Managing Director of Istithmar, a Dubai based global private equity investor in a wide range of alternative investments and real estate.
Directorship of public companies (if any)	: Nil
Family relationship with any director and/or major shareholder of the listed issuer	: Nil
Any conflict of interests that he/she has with the listed issuer	: Nil
Details of any interest in the securities of the listed issuer or its subsidiaries	: Nil

Remarks

Change in Boardroom
Reference No **SH-090826-73261**

Company Name	: **SHANGRI-LA HOTELS (MALAYSIA) BERHAD**
Stock Name	: SHANG
Date Announced	: 26/08/2009

Date of change	: 26/08/2009
Type of change	: Cessation
Designation	: Alternate Director
Directorate	: Non Independent & Non Executive
Name	: JOSEPH PATRICK STEVENS
Age	: 47
Nationality	: AMERICAN
Qualifications	: He holds a Juris Doctorate from Georgetown University (United States) and a Bachelor of Science in Political Science from Alfred University (United States).
Working experience and occupation	: Currently, he is the Global Head of Principal Finance at Standard Chartered Bank, and is based in Singapore. He spent 13 years at Goldman Sachs in the Investment Banking Division, where he held various leadership positions throughout Asia (Hong Kong, Singapore, Tokyo, Beijing), including Chief Executive and Managing Director of Goldman Sachs' China joint venture, Goldman Sachs Gao Hua Securities Limited. His investment banking experience includes several successful principal investments, mergers and acquisitions, acquisition financings and capital markets transactions. Prior to joining Goldman, he was an attorney with a US law firm, Cravath, Swaine & Moore (in New York and London) for 6 years, focusing primarily on mergers & acquisitions and securities transactions.
Directorship of public companies (if any)	: Nil
Family relationship with any director and/or major shareholder of the listed issuer	: Nil
Any conflict of interests that he/she has with the listed issuer	: Nil
Details of any interest in the securities of the listed issuer or its subsidiaries	: Nil

Remarks
Mr Joseph Patrick Stevens ceased to be an alternate director to Mr Richard Anthony Johnson following the resignation of Mr Richard Anthony Johnson on 26.8.2009.

Mr Joseph Patrick Stevens has been appointed as alternate director to Mr Ravinder Singh Grewal Sarbjit S on 26.8.2009.

Change in Boardroom
Reference No **SH-090826-57529**

Company Name	: **SHANGRI-LA HOTELS (MALAYSIA) BERHAD**
Stock Name	: SHANG
Date Announced	: 26/08/2009

Date of change	: 26/08/2009
Type of change	: Appointment
Designation	: Alternate Director
Directorate	: Non Independent & Non Executive
Name	: JOSEPH PATRICK STEVENS
Age	: 47
Nationality	: AMERICAN
Qualifications	: He holds a Juris Doctorate from Georgetown University (United States) and a Bachelor of Science in Political Science from Alfred University (United States).
Working experience and occupation	: Currently, he is the Global Head of Principal Finance at Standard Chartered Bank, and is based in Singapore. He spent 13 years at Goldman Sachs in the Investment Banking Division, where he held various leadership positions throughout Asia (Hong Kong, Singapore, Tokyo, Beijing), including Chief Executive and Managing Director of Goldman Sachs' China joint venture, Goldman Sachs Gao Hua Securities Limited. His investment banking experience includes several successful principal investments, mergers and acquisitions, acquisition financings and capital markets transactions. Prior to joining Goldman, he was an attorney with a US law firm, Cravath, Swaine & Moore (in New York and London) for 6 years, focusing primarily on mergers & acquisitions and securities transactions.
Directorship of public companies (if any)	: Nil
Family relationship with any director and/or major shareholder of the listed issuer	: Nil
Any conflict of interests that he/she has with the listed issuer	: Nil
Details of any interest in the securities of the listed issuer or its subsidiaries	: Nil

Remarks
Mr Joseph Patrick Stevens ceased to be an alternate director to Mr Richard Anthony Johnson following the resignation of Mr Richard Anthony Johnson on 26.8.2009.

Mr Joseph Patrick Stevens has been appointed as alternate director to Mr Ravinder Singh Grewal Sarbjit S on 26.8.2009.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉（亞洲）有限公司*
website: www.ir.shangri-la.com
(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotels (Malaysia) Berhad ("SHMB") is a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited. SHMB released to Bursa Malaysia an announcement (the "Announcement") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao

Non-Executive Directors
Mr. Ho Kian Guan
Mr. Kuok Khoon Loong, Edward
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 26 August 2009

* *For identification purpose only*

Financial Results
Reference No **SH-090818-63959**

Company Name	: **SHANGRI-LA HOTELS (MALAYSIA) BERHAD**
Stock Name	: SHANG
Date Announced	: 26/08/2009
Financial Year End	: 31/12/2009
Quarter	: 2
Quarterly report for the financial period ended	: 30/06/2009
The figures	: have not been audited

Converted attachment :

Please attach the full Quarterly Report here:
KLSE Ann - QTR2 2009.xls
KLSE Ann - QTR2 2009 Notes.doc

Remark:

- DEFAULT CURRENCY
- OTHER CURRENCY

Currency : Malaysian Ringgit (MYR)

SUMMARY OF KEY FINANCIAL INFORMATION
30/06/2009

	INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	**PRECEDING YEAR CORRESPONDING QUARTER**	**CURRENT YEAR TO DATE**	**PRECEDING YEAR CORRESPONDING PERIOD**
	30/06/2009	30/06/2008	30/06/2009	30/06/2008
	$$'000	**$$'000**	**$$'000**	**$$'000**
1Revenue	78,583	92,535	169,041	205,362
2Profit/(loss) before tax	5,890	3,128	19,902	38,591
3Profit/(loss) for the period	4,617	-256	16,542	27,994
4Profit/(loss) attributable to ordinary equity holders of the parent	3,177	-1,789	13,306	23,772
5Basic earnings/(loss) per share (Subunit)	0.72	-0.41	3.02	5.40
6Proposed/Declared dividend per share (Subunit)	3.00	3.00	3.00	3.00

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7Net assets per share attributable to ordinary equity holders of the parent ($$)	1.6730	1.6803

Remarks :
Item 6 - Proposed/Declared Dividend

The Directors have declared an interim dividend of 3 sen or 3% per ordinary shares less tax at 25% in respect of the financial year ending 31 December 2009 (2008 interim dividend: 3 sen or 3% per ordinary share less tax at 26%). The dividend will be payable to shareholders on Tuesday, 24 November 2009.

The interim dividend will amount to RM9.900 million and will be reflected in the financial statements for the quarter ending 30 September 2009.

Definition of Subunit:

In a currency system, there is usually a main unit (base) and subunit that is a fraction amount of the main unit. Example for the subunit as follows:

Country	Base Unit	Subunit
Malaysia	Ringgit	Sen
United States	Dollar	Cent
United Kingdom	Pound	Pence

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2009

The Board of Directors of Shangri-La Hotels (Malaysia) Berhad wishes to announce the following :-

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

		3 months ended		6 months ended	
		30.6.2009 RM'000	30.6.2008 RM'000	30.6.2009 RM'000	30.6.2008 RM'000
Revenue		**78,583**	**92,535**	**169,041**	**205,362**
Operating profit before exceptional item		7,152	4,902	22,568	42,426
Exceptional item		-	-	-	-
Operating profit after exceptional item		7,152	4,902	22,568	42,426
Interest expense		(1,124)	(1,616)	(2,490)	(3,295)
Interest income		35	102	104	167
Share of results of an associated company		(173)	(260)	(280)	(707)
Profit before tax		**5,890**	**3,128**	**19,902**	**38,591**
Tax expense		(1,273)	(3,384)	(3,360)	(10,597)
Profit / (Loss) for the period		**4,617**	**(256)**	**16,542**	**27,994**
Attributable to:					
Shareholders of the Company		3,177	(1,789)	13,306	23,772
Minority interests		1,440	1,533	3,236	4,222
		4,617	**(256)**	**16,542**	**27,994**
Basic Earnings / (Loss) per Ordinary Share	(sen)	0.72	(0.41)	3.02	5.40
Diluted Earnings per Ordinary Share	(sen)	NA	NA	NA	NA

(The unaudited Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Statements for the year ended 31 December 2008)

NA - not applicable

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2009

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	As at 30.6.2009 RM'000	As at 31.12.2008 RM'000
ASSETS		
Non-current assets		
Property, plant and equipment	719,778	693,511
Prepaid lease payments	19,370	19,534
Investment properties	262,500	262,500
Interest in associates	9,433	10,376
Property development expenditure	12,215	12,187
Deferred tax assets	-	499
	1,023,296	**998,607**
Current assets		
Inventories	9,109	11,592
Trade and other receivables, prepayments and deposits	24,147	31,094
Tax recoverable	14,072	10,287
Cash and cash equivalents	13,538	22,459
	60,866	**75,432**
Total assets	**1,084,162**	**1,074,039**
EQUITY		
Capital and reserves		
Share capital	440,000	440,000
Reserves	296,128	299,322
Total equity attributable to shareholders of the Company	736,128	739,322
Minority interests	64,554	61,318
Total equity	**800,682**	**800,640**
LIABILITIES		
Non-current liabilities		
Long-term borrowings	81,524	79,900
Retirement benefits	12,117	11,685
Deferred tax liabilities	12,442	11,726
	106,083	**103,311**
Current liabilities		
Trade and other payables and accruals	69,311	72,449
Short-term borrowings	107,682	96,878
Current tax liabilities	404	761
	177,397	**170,088**
Total liabilities	**283,480**	**273,399**
Total equity and liabilities	**1,084,162**	**1,074,039**
Net Assets per Ordinary Share (RM) Attributable to Shareholders of the Company	1.67	1.68

(The unaudited Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Statements for the year ended 31 December 2008)

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

(10889-U)

(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2009

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the 6 months ended 30 June 2009

	Attributable to Shareholders of the Company					
All figures in RM'000	Share capital	Share premium	Retained earnings	Total equity attributable to shareholders of the Company	Minority interests	Total equity
	← Non-distributable →		← Distributable →			
Balance at 1 January 2008	440,000	104,501	178,114	722,615	53,601	776,216
Net profit for the period	-	-	23,772	23,772	4,222	27,994
Dividends paid - Final dividend for the financial year ended 31.12.2007 paid on 26.6.2008	-	-	(22,792)	(22,792)	-	(22,792)
Balance at 30 June 2008	440,000	104,501	179,094	723,595	57,823	781,418
Balance at 1 January 2009	440,000	104,501	194,821	739,322	61,318	800,640
Net profit for the period	-	-	13,306	13,306	3,236	16,542
Dividends paid - Final dividend for the financial year ended 31.12.2008 paid on 30.6.2009	-	-	(16,500)	(16,500)	-	(16,500)
Balance at 30 June 2009	440,000	104,501	191,627	736,128	64,554	800,682

(The unaudited Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Statements for the year ended 31 December 2008)

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2009

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the 6 months ended 30 June 2009

	30.6.2009 RM'000	30.6.2008 RM'000
Profit before tax	19,902	38,591
Adjustments for non-cash flow:-		
Non-cash items	24,677	34,135
Non-operating items	2,386	3,128
Operating profit before changes in working capital	46,965	75,854
Changes in working capital		
Net change in current assets	9,430	(876)
Net change in current liabilities	(3,138)	(16,529)
Cash generated from operations	**53,257**	**58,449**
Income taxes paid	(6,287)	(8,748)
Retirement benefits paid	(389)	(395)
Net cash inflow from operating activities	**46,581**	**49,306**
Investing activities		
Interest income received	104	167
Purchase of property, plant and equipment	(49,164)	(29,252)
Expenditure on property development	(28)	(119)
Net cash outflow from investing activities	**(49,088)**	**(29,204)**
Financing activities		
Payment of dividends to shareholders of the Company	(16,500)	(22,792)
Payment of dividends to minority shareholder of a subsidiary	-	-
Drawdown / (Repayment) of bank borrowings	12,103	(5,249)
Interest expense paid	(2,726)	(3,295)
Repayment of loans by an associate	663	754
Net cash outflow from financing activities	**(6,460)**	**(30,582)**
Net decrease in cash & cash equivalents	**(8,967)**	**(10,480)**
Cash & cash equivalents at beginning of the year	22,459	23,083
Cash & cash equivalents at end of financial period	**13,492**	**12,603**
Cash and cash equivalents at end of financial period	13,492	12,603
Bank overdraft at end of financial period	46	-
Cash & cash equivalents in the consolidated balance sheet	**13,538**	**12,603**

(The unaudited Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Statements for the year ended 31 December 2008)

NOTES PURSUANT TO FINANCIAL REPORTING STANDARD 134 ("FRS 134")

A1 Accounting Policies

The financial statements of the Group for the current reporting period have been prepared in accordance with FRS 134 - Interim Financial Reporting and paragraph 9.22 of the Listing Requirements of the Bursa Malaysia Securities Berhad ("Bursa Malaysia"), and should be read in conjunction with the Group's financial statements for the year ended 31 December 2008.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with those of the audited financial statements of the Group for the year ended 31 December 2008.

MASB has issued the following new/revised financial reporting standards ("FRS"), amendments to existing FRSs and the interpretation of IC 10, which are relevant to the Group's operations.

FRS 7	Financial Instruments: Disclosures
FRS 8	Operating Segments
FRS 123	Borrowing Costs
FRS 139	Financial Instruments: Recognition and Measurement
Amendments to FRS 1	First-time Adoption of Financial Reporting Standards
Amendments to FRS 127	Consolidated and Separate Financial Statements: Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
IC Interpretation 10	Interim Financial Reporting and Impairment

The new FRS 8 is effective for financial periods beginning on or after 1 July 2009, whereas FRS 7, FRS 123, FRS 139, amendments to FRS 1 and FRS 127, and IC Interpretation 10 are effective from 1 January 2010. The Group will apply the requirements of the above new/revised and amendments to FRSs and IC Interpretation 10 with effect from 1 January 2010.

A2 Seasonal or Cyclical Factors

The business operations of the Group have not been materially affected by seasonal or cyclical factors during the financial period ended 30 June 2009.

A3 Unusual Items affecting Assets, Liabilities, Equity, Net Income or Cash Flows

There were no unusual items affecting assets, liabilities, equity, net income or cash flows of the Group during the financial period ended 30 June 2009.

A4 Material Changes in Estimates

There were no changes in estimates of amounts reported in prior interim periods or changes in estimates of amounts reported in prior financial years, which have a material effect on the financial statements for the second quarter ended 30 June 2009.

A5 Debt and Equity Securities

There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares during the financial period ended 30 June 2009.

A6 Dividends paid

A final dividend of 5% or 5 sen per share less tax at 25% for the financial year ended 31 December 2008 amounting to RM16.500 million was paid on 30 June 2009. An interim dividend of 3% or 3 sen per share less tax at 26% amounting to RM9.768 million for the year ended 31 December 2008 was paid on 26 November 2008.

NOTES PURSUANT TO FRS 134

A7 **Segmental Reporting**

The segmental analysis of the Group's revenue and results for the financial period ended 30 June 2009 is set out below.

(All figures in RM'000)	Hotels & Resorts	Investment Properties	Others	Elimination	Consolidated Total
Segment Revenue					
Revenue from external customers	157,362	11,163	516	-	169,041
Inter-segment revenue	-	931	1,613	(2,544)	-
Total revenue	157,362	12,094	2,129	(2,544)	169,041
Segment Results					
Operating profit/(loss)	16,401	7,546	(1,209)	(170)	22,568
Interest expense	(2,492)	-	(243)	245	(2,490)
Interest income	218	94	37	(245)	104
Share of results of an associated company	(280)	-	-	-	(280)
Profit/(Loss) before tax	13,847	7,640	(1,415)	(170)	19,902

A8 **Material Events Subsequent to the End of the Current Financial Period**

In the opinion of the Directors, there was no item or event of a material or unusual nature which has occurred between 30 June 2009 and the date of this report that would materially affect the results of the Group for the financial period ended 30 June 2009.

A9 **Changes in the Composition of the Group**

There were no changes in the composition of the Group during the financial period ended 30 June 2009.

A10 **Changes in Contingent Liabilities or Contingent Assets**

There have been no changes in the contingent liabilities or assets of the Group since the last annual balance sheet date as at 31 December 2008 to the date of this report.

A11 **Capital Commitments**

Capital commitments for property, plant and equipment and investment properties not provided for as at 30 June 2009 are as follows:-

	RM'000
Authorised and contracted for	52,211
Authorised but not contracted for	39,684
	91,895

A12 **Related Party Transactions**

	6 months ended 30.6.2009 RM'000
Transactions with subsidiaries of the ultimate holding company	
Management, marketing and reservation fees to Shangri-La International Hotel Management Ltd and Shangri-La International Hotel Management Pte Ltd, wholly-owned subsidiaries of Shangri-La Asia Limited	4,739
Transactions with corporations in which Mdm Kuok Oon Kwong and Mr Kuok Khoon Ho, Directors of the Company, have indirect financial interests	
- Insurance premium to Jerneh Insurance Berhad	1,128
- Project management fees to PPB Hartabina Sdn Bhd	97

NOTES REQUIRED BY THE LISTING REQUIREMENTS OF BURSA MALAYSIA - PART A OF APPENDIX 9B

B1 Review of Group Results 1st Half 2009 vs 1st Half 2008

For the six months ended 30 June 2009, Group revenue decreased by 18% to RM169.041 million from RM205.362 million in the corresponding period ended 30 June 2008.

The Group's profit before tax for the first half 2009 at RM19.902 million was 48% lower than that of RM38.591 million in the same period last year. Group profit attributable to shareholders was RM13.306 million, a decline of 44% compared with RM23.772 million for the first six months of 2008.

The Group's half year performance was impacted by significantly lower contributions from Golden Sands Resort and Shangri-La Hotel Kuala Lumpur, which are undergoing major renovations. At the same time, there were also reduced performances across the Group's other hotels and resorts resulting from the global economic recession, and in part due to the H1N1 flu outbreak.

Results from Golden Sands Resort reflected the negative effects of its renovation programme for all guestrooms and public areas, which started in February 2009. Due to a material reduction in available rooms, occupancy at the resort dropped from 66% in the first half 2008 to 36%, with revenue falling by 48% to RM12.374 million. The resort made a loss of RM2.688 million for the first half 2009 compared with a profit of RM7.076 million for the same period in 2008.

At Shangri-La Hotel Kuala Lumpur, ongoing renovations combined with the impact of the current economic conditions caused an overall 27% reduction in revenue to RM52.456 million for the first six months of 2009. The hotel's pre-tax profit consequently declined to RM0.212 million from RM4.066 million in the 2008 first half. Room occupancy was 35% against 53% in the previous year.

In line with softer market conditions, occupancy at Rasa Ria Resort showed a slight drop from 72% in 2008 to 71%. The resort reported a marginal increase in revenue to RM43.745 million for the first half 2009 but saw its pre-tax profit decline by 9% to RM13.378 million from RM14.766 million in 2008.

For Rasa Sayang Resort, a slowdown in visitor arrivals resulted in a lower occupancy of 60% versus 63% in 2008. Overall, the resort posted a 10% drop in revenue to RM33.267 million and operating profit decreased by 23% to RM6.427 million from RM8.377 million the previous year.

In addition, Traders Hotel Penang suffered from declining corporate demand and competitive pressures. This led to a 16% fall in revenue to RM13.548 million, with pre-tax profit down 79% from RM2.408 million in 2008 to RM0.499 million. Occupancy at the hotel reduced to 60% from 72% in 2008 and the average room rate fell by 5% from last year.

The combined total rental revenue from the Group's investment properties for the first half 2009 rose by 6% to RM12.094 million and pre-tax profit was up 3% to RM7.640 million compared with RM7.450 million in 2008. Growth was supported by increased contributions from UBN Tower, which helped offset a weaker performance at UBN Apartments.

In the half year to 30 June 2009, the Group's share of losses in Traders Hotel Yangon, its 23.53% associate hotel in Myanmar decreased to RM0.280 million from RM0.707 million for the comparable period in 2008.

NOTES REQUIRED BY THE LISTING REQUIREMENTS OF BURSA MALAYSIA – PART A OF APPENDIX 9B

B2 Comparison of Group Results 2nd Quarter 2009 vs 1st Quarter 2009

The Group's revenue for the second quarter ended 30 June 2009 was RM78.583 million, a decrease of 13% compared with RM90.458 million in the first quarter ended 31 March 2009. In tandem, Group profit before tax for the second quarter declined to RM5.890 million from RM14.012 million in the first quarter 2009.

These reductions primarily reflected a significant decline in the operating results of Golden Sands Resort, where operations were disrupted by major renovations, coupled with the weaker performances at Rasa Sayang Resort and Rasa Ria Resort, mostly due to lower occupancy levels.

In the quarter, Golden Sands Resort saw its occupancy decreasing from 47% in the first three months of 2009 to 25%, and this contributed to a 54% fall in revenue to RM3.881 million. The resort recorded a loss of RM3.774 million in the three months to 30 June 2009 versus a profit of RM1.086 million in the first quarter 2009.

Occupancy levels at Rasa Sayang Resort and Rasa Ria Resort were also below those achieved in the first quarter 2009 attributed to lower leisure arrivals. At Rasa Sayang, occupancy fell to 54% against 66%, resulting in a 28% drop in revenue to RM13.880 million, while occupancy at Rasa Ria slipped from 73% to 70%, with revenue down 6% to RM21.163 million. Additionally, Shangri-La Hotel Kuala Lumpur's revenue of RM25.949 million was 2% lower than the first quarter 2009 affected both by its ongoing major renovations and a weak market.

Traders Hotel Penang, on the other hand was able to generate a 6% increase in revenue to RM6.978 million, helped by an improvement in occupancy level from 58% in the 2009 first quarter to 62%.

The Group's investment properties produced a total combined rental revenue of RM6.127 million for the three months ended 30 June 2009, 3% better than RM5.967 million in the first quarter 2009.

B3 Prospects for 2009

Trading conditions for the Group's hotels and resorts are expected to remain challenging during the remainder of 2009, due to the continuing weakness in the leisure and business travel markets, from the effects of the ongoing global recession and concerns over the H1N1 flu pandemic.

The extensive renovation work currently in progress at Golden Sands Resort covering all guestrooms and public areas will continue to have a significant impact on the business levels and revenue of the resort. The renovation programme, which commenced in February 2009, is targeted for completion in December 2009.

At Shangri-La Hotel Kuala Lumpur, the major renovation programme for all its guestrooms that began in April 2008 is due to be completed by end October 2009. The improved room product and facilities will enhance the hotel's leadership position and enable it to benefit from an upturn in market conditions.

NOTES REQUIRED BY THE LISTING REQUIREMENTS OF BURSA MALAYSIA - PART A OF APPENDIX 9B

B4 Variance on Profit Forecast / Profit Guarantee

Not applicable.

B5 Taxation

The tax charge of the Group for the financial period under review is as follows:-

	3 months ended		6 months ended	
	30.6.2009 RM'000	30.6.2008 RM'000	30.6.2009 RM'000	30.6.2008 RM'000
Current taxation - Company and subsidiaries	1,109	2,818	2,194	8,209
Deferred taxation	158	565	1,215	2,479
Under/(Over) provision in respect of prior years - Company and subsidiaries	6	1	(49)	(91)
	1,273	3,384	3,360	10,597

The effective tax rate for the first half of 2009 was lower at 17% compared with the statutory rate of 25% attributable to the availability of Investment Tax Allowance ("ITA") incentive in a subsidiary of the Group.

B6 Sale of Unquoted Investments and/or Properties

There were no sales of unquoted investments and/or properties during the financial period ended 30 June 2009.

B7 Quoted Securities

(a) There were no purchases or disposals of quoted securities during the financial period ended 30 June 2009.

(b) There were no investments in quoted securities as at 30 June 2009.

B8 Status of Corporate Proposals

There were no corporate proposals and unutilised proceeds raised from any corporate proposals as at the date of this report.

B9 Group Borrowings and Debt Securities

The Group borrowings as at 30 June 2009 comprise the following:-

	Short Term RM'000	Long Term RM'000	Total RM'000
Secured	-	-	-
Unsecured	107,682*	81,524	189,206
	107,682*	81,524	189,206

* *Amounts drawndown include HKD38.458 million from an offshore bank in Labuan.*

There were no debt securities in the current financial period ended 30 June 2009.

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2009

NOTES REQUIRED BY THE LISTING REQUIREMENTS OF BURSA MALAYSIA - PART A OF APPENDIX 9B

B10 **Off Balance Sheet Financial Instruments**
There were no financial instruments with off balance sheet risk as at the date of this report.

B11 **Changes in Material Litigation**
There was no material litigation pending as at the date of this report.

B12 **Dividend**
The Directors have declared an interim dividend of 3 sen or 3% per ordinary share less tax at 25% in respect of the financial year ending 31 December 2009 (2008 interim dividend: 3 sen or 3% per ordinary share less tax at 26%). The dividend will be payable on Tuesday, 24 November 2009 to shareholders.

NOTICE IS HEREBY GIVEN that the interim dividend will be paid to shareholders whose names appear in the Record of Depositors on Tuesday, 3 November 2009.

A Depositor shall qualify for entitlement to the dividend only in respect of:-
(i) Shares transferred into the Depositor's securities account before 4.00 p.m. on Tuesday, 3 November 2009 in respect of transfers.
(ii) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

B13 **Earnings per Share**
The basic earnings per ordinary share for the six (6) months ended 30 June 2009 has been calculated as follows:-

	3 months ended		6 months ended	
	30.6.2009	30.6.2008	30.6.2009	30.6.2008
Profit / (Loss) attributable to shareholders of the Company *(RM'000)*	3,177	(1,789)	13,306	23,772
No. of ordinary shares in issue *('000)*	440,000	440,000	440,000	440,000
Basic Earnings /(Loss) Per Share *(sen)*	0.72	(0.41)	3.02	5.40

Diluted Earnings per Share
Not applicable.

B14 **Audit Report of the Group's preceding annual Financial Statements**
There was no qualification in the audit report of the Group's financial statements for the year ended 31 December 2008.

Kuala Lumpur
26 August 2009

By Order of the Board
Rozina Mohd Amin
Company Secretary

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉（亞洲）有限公司*
website: www.ir.shangri-la.com
(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotels (Malaysia) Berhad ("SHMB") is a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited. SHMB released to Bursa Malaysia an announcement (the "Announcement") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao

Non-Executive Directors
Mr. Ho Kian Guan
Mr. Kuok Khoon Loong, Edward
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 26 August 2009

* *For identification purpose only*

Entitlements (Notice of Book Closure)
Reference No **SH-090825-71046**

Company Name	: **SHANGRI-LA HOTELS (MALAYSIA) BERHAD**
Stock Name	: SHANG
Date Announced	: 26/08/2009

EX-date	: 30/10/2009
Entitlement date	: 03/11/2009
Entitlement time	: 04:00:00 PM
Entitlement subject	: Interim Dividend
Entitlement description	: 3 sen or 3% per ordinary share less tax at 25%
Period of interest payment	: to
Financial Year End	: 31/12/2009
Share transfer book & register of members will be	: to closed from (both dates inclusive) for the purpose of determining the entitlements
Registrar's name ,address, telephone no	: PPB CORPORATE SERVICES SDN BHD 17th Floor, Wisma Jerneh 38 Jalan Sultan Ismail 50250 Kuala Lumpur Tel: 03-21170888
Payment date	: 24/11/2009
a. Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	: 03/11/2009
b. Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:
c. Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.	:
Number of new shares/securities issued (units) (If applicable)	:
Entitlement indicator	: Percentage
Entitlement in percentage (%)	: 3

Remarks :